FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a or 15d - 16 of

the Securities Exchange Act of 1934

Notice of Redemption issued on April 1, 2004

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorská 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

SLOVAK WIRELESS

FINANCE COMPANY B.V.

NOTICE OF REDEMPTION TO HOLDERS OF

11.25% SENIOR GUARANTEED NOTES DUE 2007

(EURO-DENOMINATED SERIES A AND B)

NOTICE IS HEREBY GIVEN to all holders of the above-captioned notes (the “Notes”) issued by Slovak Wireless Finance Company B.V., a company duly organized under the laws of the Netherlands (the “Issuer”), that, pursuant to the terms and conditions of the Notes and the indenture governing the Notes (the “Indenture”), the Issuer has elected to redeem the entire outstanding principle amount of the Notes. The Notes were redeemed on March 30, 2004 (the “Redemption Date”) at a price equal to 105.625% of their principle amount, plus any interest accrued and payable thereon as of the Redemption Date.

Payment on the Notes was effectuated on the Redemption Date through a credit to the respective account held in the name of each holder with the EuroClear and Clearstream Banking, société anonyme, clearance systems.

On the Redemption Date, all obligations (including the payment of interest) of the Issuer under the Notes and the Indenture ceased and the Notes were subsequently cancelled.

ISIN:	XS0109412618	Common Code:	010941261
	XS0109412378		010941237
	XS0116904672		011153801

Dated: April 1, 2004	SLOVAK WIRELESS FINANCE COMPANY B.V.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2004	EuroTel Bratislava, a.s.

	By:	/s/ ROBERT CHVÁTAL
Robert Chvátal
Chief Executive Officer

	By:	/s/ IVAN BOŠŇÁK
Ivan Bošňák
Chief Financial Officer

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